Ledgewood
A Professional Corporation
1900 Market Street
Philadelphia, PA  19103
215.731.9450
Fax 215.735.2513

Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549-3010
Mail Stop 3010

Re:           Resource Real Estate Investors 7, L.P.
Amendment No. 1 to Form 10-12G
Filed July 8, 2010
File no. 000-53962

Dear Ms. Garnett:

On behalf of Resource Real Estate Investors 7, L.P. (the “Company”), this letter is to respond to the staff’s letter of comment, dated July 22, 2010, with respect to the above-referenced filing.  For your convenience, we first restate your comments in italics and then provide the Company’s response.

Distribution Allocations, page 5

1.
Please revise to clarify, if true, that a limited partner’s capital contribution (before adjustment) is equal to the purchase price of the units.  We note disclosure on page 22 indicating that some of your limited partners paid less than $10 per share.  We also note disclosure on page 20, which indicates that your General Partner purchased limited partnership units at a discount and will share in distributions on the same basis as the other limited partners.

The Company has modified this section to provide the requested clarification in the definition of “adjusted capital contributions” in the first bullet point of the first paragraph.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 6

2.
Refer to the table of operating statistics on page 7.  Footnote (3) describes various exclusions from your calculation of rental operating expenses.  Please tell us why you believe it is appropriate to exclude these items.  Alternatively, revise the table and your calculation of the ratio of operating expenses to revenues to include all expenses related to operating your properties.

The Company has excluded specific items from its Ratio of Operating Expense to Revenue calculation to allow better comparability to both future disclosures and to the disclosures of other similar entities.  The Company specifically excluded the following items;

•
one-time expenses funded from reserves for capital expenditures – at acquisition, the Company reserved cash for maintenance costs that had been deferred by the prior owner and that the Company would incur during the first years of ownership.  Although these costs were paid from reserves, rather than from operating cash flows, under GAAP reporting the Company must record them as operating expenses.  The Company believes because these costs would normally have been incurred in prior years, to include them would distort the analysis of continuing operations, and that, as a result, the current year operating expense should be adjusted to ensure comparability to future operating expense;

•
asset management fees – in order to ensure comparability to the disclosure of similar entities, the Company has deducted the fund-level asset management fee, since this expense relates to the Company generally, rather than property-level operating results; and

•
adjustment for concessions – the Company has excluded the non-cash concession adjustment to reflect that management considers the cash impact of rental concessions when reviewing the property’s operating results.

Results of Operations, page 9

3.
We note your disclosure that management views the non-GAAP measure “adjusted cash flow from operations” as a supplement to cash flow from operations since distributions to limited partners are dependent upon this measure.  As such, it appears that “adjusted cash flow from operations” is a liquidity measure and should therefore be reconciled to net cash provided by operating activities.  In addition, please note that the three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented.  Please revise to clearly define the non-GAAP measure, including disclosure of whether this measure is a performance measure or liquidity measure, and revise your related disclosure as necessary.

The Company has moved the discussion of “adjusted cash flow from operations” from “Results of Operations” to “Liquidity and Capital Resources” at page 10, and has (i) clarified the definition of “adjusted cash flow from operations” and (ii) provided a reconciliation of “adjusted cash flow from operations” to net cash provided by operating activities.  The three major categories of the statement of cash flows are already presented in the discussion in “Liquidity and Capital Resources” that precedes the discussion of “adjusted cash flow from operations.”  The Company has also modified the discussion to disclose that the measure is a liquidity measure.

Recent Sales of Unregistered Securities, page 22

4.
Refer to the table showing the uses of your offering proceeds.  It appears that the property acquisition fee, property financing fee, and real estate debt origination fee were all paid to the General Partner.  Please revise to include a notation referring to footnote (2) for each fee paid to the General Partner.

  The Company has provided the requested revision.  The Company has also corrected the reference to footnote (1) in the “related party promissory note” line item to footnote (2), since the funds were repaid to the General Partner.

5.
We note that in connection with your offering you paid a marketing expense fee to Chadwick Securities, Inc.  We also note that your securities were offered and sold without means of general solicitation.  Please provide us with a description Chadwick’s marketing efforts on your behalf including the type of marketing conducted and how this allowed you to meet your claimed Rule 506 exemption.

Chadwick’s sole function in connection with the offering was to assemble a selling group of broker-dealers which had pre-existing, qualified clients who had expressed interest in being shown offerings such as that being made by the Company.  The marketing expenses were directed to this end, and included travel by Chadwick personnel to meet with broker-dealers, lunch and dinner meetings with broker-dealers, and attendance at broker-dealer sponsored events.  Marketing expenses also included reimbursement (or direct payment) of expenses associated with seminars regarding the offering for pre-existing, qualified clients of broker-dealers, organized by those broker-dealers, and a reallowance of a portion of the marketing fee to the broker-dealers to support their selling efforts.  Because the marketing efforts were directed toward the assembly of a group of selling broker-dealers and support of their activities to present the investment to their qualified clients, the Company does not believe that it engaged in a general solicitation prohibited by Rule 502 (c).

In addition to the foregoing, the undersigned has discussed with Rochelle Plesset of the staff, the Company’s Investment Company Act of 1940 analysis.  Pursuant to this discussion, the Company has added disclosure at the end of the first paragraph of “Overview” on page 6 that if the Company were to acquire Real Estate Debt Investments in the future, the fair value of those investments will not be in an amount that would cause the Company to be an investment company within the meaning of Section 3(a)(1) of the Investment Company Act of 1940.

Very truly yours,
/s/ J. Baur Whittlesey
J. Baur Whittlesey